MONOGENESIS  CORPORATION


				    ANNUAL REPORT TO SHAREHOLDERS


					     DECEMBER 31, 1998












































					George E.  Clark
				CERTIFIED PUBLIC ACCOUNTANT
			    6309 ROSWELL ROAD, NE SUITE 2-B
				   ATLANTA, GEORGIA  30326
			Phone (404)256-1218   FAX (404)256-5634


				INDEPENDENT  AUDITOR'S  REPORT


To the Board of Directors and Stockholders
Monogenesis Corporation
Walker, West Virginia

I have audited the accompanying statement of assets and liabilities of Monogenesis Corporation, including the schedule of portfolio investments, as of December 31, 1998, and the related statements of operations, cash flows, and changes in net assets for the year then ended, and the selected per share data and ratios for each of the three years in the period then ended. These financial statements and per share data and ratios are the responsibility of the Company's management.
My responsibility is to express an opinion on these financial statements and per share data and ratios based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the finanical statements. Our procedures included confirmation of securities owned as of December 31, 1998, by correspondence with the custodian and broker.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements and selected per share data and ratios referred to above present fairly, in all material respects, the financial position of Monogenesis Corporation as of December 31, 1998, and the results of its operations, its cash flows, and the changes in its net assets for the year then ended, and the selected per share data and ratios for each of the three years in the period then ended in conformity with generally accepted accounting principles.


February 5, 1999
George E. Clark









				MONOGENESIS CORPORATION

			STATEMENT OF ASSETS AND LIABILITIES

				     DECEMBER 31, 1998


ASSETS
	Investments in securities,
		at value-identified cost $94,278.52			$117,161.75
	Cash									  40,904.34
	Equipment, net of accumulated
		depreciation of $1,464.28				   5,857.12
										-----------

					Total Assets			 163,923.21


LIABILITIES
	Accounts payable							     965.92
	Loans from shareholders						     136.60
										-----------

				Total Liabilities				   1,102.52
										-----------

NET ASSETS
	Net assets (equivalent to $80.13 per share
	based on 2,032 shares of capital stock
	outstanding) (Note 5)						$162,820.69
										===========


















			The accompanying notes to the Financial Statements are
				an integral part of this statement.

					"SEE   ACCOUNTANT'S  REPORT"





					MONOGENESIS  CORPORATION

					STATEMENT  OF  OPERATIONS

				FOR THE YEAR ENDED DECEMBER 31, 1998



INVESTMENT INCOME
	Income
		Dividends						   $       --
		Interest							  1,244.81
		Other Income						     --
										----------
					Total Income			  1,244.81

EXPENSES
	Officer salaries							 25,826.02
	Director's fees							    500.00
	Professional fees							  8,788.80
	Custodian, transfer agent and distribution fees		 33,406.20
	Other administrative expenses					  2,737.94
	Depreciation							    732.14
										----------
Total Expenses								 71,991.10
										----------

INVESTMENT INCOME-NET							(70,746.29)
										----------
REALIZED AND UNREALIZED GAIN ON INVESTMENTS (Note 2)

	Net realized gain on investments				 56,281.58
	Change in unrealized appreciation of investments
		for the year					     (470,244.07)
										----------

Net loss on investments						     (413,962.49)
										----------


NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS	     (484,708.78)
										==========




		The accompanying notes to the Financial Statements are
 			an integral part of this statement.


				"SEE   ACCOUNTANT'S  REPORT"





				MONOGENESIS  CORPORATION

				 STATEMENT OF CASH FLOWS
				-------------------------

			FOR THE YEAR ENDED DECEMBER 31, 1998


CASH FLOW FROM OPERATION ACTIVITIES
	Net increase in net assets					$(484,962.49)

Adjustments to reconcile net (decrease) in net
  assets resulting from operations to net cash
  provided by operating activities
	Depreciation								732.14
	Decrease in unrealized appreciation of
				investment securities			  470,244.07
		Increase in accounts payable					539.40
										  ----------

				Net cash provided by (used in)
					operating activities		   13,446.88

CASH FLOWS FROM FINANCING ACTIVITIES				       ---

CASH FLOWS FROM INVESTING ACTIVITIES
	Purchase of investments, net of subsequent re-sales	  (75,567.13)
	Capital share transactions					   62,588.65)
										  ----------

NET DECREASE IN CASH AND CASH EQUIVALENTS				  (26,425.36)

CASH BALANCE, BEGINNING OF YEAR					   67,329.70
										  ----------

CASH BALANCE, END OF YEAR						  $40,904.34











		The accompanying notes to the Financial Statements are
			an integral part of this statement.


				"SEE   ACCOUNTANT'S  REPORT"





				MONOGENESIS CORPORATION

			STATEMENT OF CHANGES IN NET ASSETS
			----------------------------------

		FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


							    1998    	    1997
							------------	------------

INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
	Investment income - net			$(70,746.29)	$(44,202.68)
	Net realized gain on investments	  56,281.58		 154,987.18)
	Change in unrealized appreciation	(470,244.07)	 492,821.30

	Net increase in net assets
		resulting from operations	(484,708.78)	 603,605.80

CAPITAL SHARE TRANSACTIONS			  62,588.65			--
							-----------		-----------

Net increase (decrease)
		in net assets			(422,120.13)	 603,605.80

NET ASSETS
Beginning of the year				 584,940.22		 (18,665.58)
							-----------		-----------

	End of the year				$162,820.19		$584,940.22
							===========		===========
















			The accompanying notes to the Financial Statements are
				an integral part of this statement.

					"SEE   ACCOUNTANT'S  REPORT"





				MONOGENESIS  CORPORATION

	SUPPLEMENTARY INFORMATION -- STATEMENT OF CHANGES IN SURPLUS
	------------------------------------------------------------

			FOR THE YEAR ENDED DECEMBER 30, 1998



			  COMMON	   PAID-IN		 ACCUMULATED
			  STOCK	   CAPITAL		  EARNINGS	     TOTAL
			 --------	------------	 ------------  ----------


Balance at
 beginning of year $ 20.39	$ 89,297.39		$  2,495.89	 $  91,813.67


Additional stock
 Issued		    ---							---

Stock cancelled	    (.07)		  .07					---

Additional capital
 contributed			  62,588.65				    62,588.65

Net income (loss)						  (14,464.71)  (14,464.71)
			 --------	------------	 ------------  ----------
Balance at
 end of year	 $ 20.32	$151,886.11		$ (11,968.82) $139,937.61
			==========	===========		  ===========  ==========

















			The accompanying Notes to the Financial Statements are
				an integral part of this statement.

					"SEE   ACCOUNTANT'S  REPORT"


				MONOGENESIS  CORPORATION

	SUPPLEMENTARY INFORMATION -- SELECTED PER SHARE DATA AND RATIOS

			   FOR THE YEARS ENDED DECEMBER 31

					   1998	  1997	 1996
					 --------   --------   --------

PER  SHARE  DATA

Investment income			$   .62	$   .14    $   ---

Expenses				  35.43	  21.82	  19.03
					--------    --------    --------
Investment income-net		 (34.81)	 (21.68)	 (19.03)

Additional contributions	  31.79	   ---	   4.88

Distributions from
 investment income-net		   ---	   ---	   ---

Net realized & unrealized
 gain (loss) on securities	 203.73	 317.67	    .13

Distributions from realized
 gains on securities		   ---	   ---	    ---
--------    --------    --------
Net increase/decrease in
 net asset value			(206.75)	 295.99	 (14.02)

Net asset value:
     Beginning of year		 286.88	  (9.11)	   4.91
					--------    --------    --------
     End of Year			$ 80.13	$286.88	$ (9.11)
					========    ========    ========
Per share market value:
     End of period		$  ---	$  ---	$  ---
					========    ========    ========

Total investment return		$  ---	$ ---		$  ---
					========    ========    ========
RATIOS
    Ratio of expenses to
average net assets (%)		   20		   16		   ---

   Ratio of investment
income-net to
average net assets (%)	   	   ---	   ---	   ---

   Portfolio turnover ratio	   ---	   ---	   ---



					"SEE   ACCOUNTANT'S  REPORT"





				MONOGENESIS CORPORATION

			     INVESTMENTS IN SECURITIES
			     -------------------------

				   DECEMBER 31, 1998



						 NUMBER
						OF SHARES			VALUE
						---------		   -----------
COMMON  STOCKS - 100%

  Healthcare - 1%
	PML,Inc.				   725		   $    333.50

  Computer Software - 86%

	Exigent International, Inc.	10,875		     26,513.25

	Exigent International, Inc.
		Warrants 1/30/2000	18,600		     11,625.00

	MICRO-INTEGRATION CORP		25,000		     62,500.00

Engineering - 14%

	Tice Technology, Inc.		30,500		     15,250.00

	Tice Technology, Inc.
		Warrants		     188,000		        940.00
									   -----------

									   $117,161.75
									   ===========












			The accompanying notes to the Financial Statements are
				an integral part of this statement.

					"SEE   ACCOUNTANT'S  REPORT"





				MONOGENESIS  CORPORATION

			    NOTES TO FINANCIAL STATEMENTS

				    DECEMBER 31, 1998


(1) SIGNIFICANT ACCOUNTING POLICIES

Monogenesis Corporation (the Company) is registered under the Investment Company Act of 1940 as a non-diversified management investment company. The Company's investment objectives as well as the nature and risk of its investment transactions are set forth in the Company's registration statement.

Depreciation - Equipment is depreciated using the straight-line method Over a ten-year period.

Accrual of expenses - It is the Company's policy to accrue items of Expense recognized in the current period, but not paid until the subsequent period.

Security valuation - Investments in securities in ensuing public companies are originally valued at cost until such time as the securities are publicly traded. Securities traded on a national securities exchange or reported on the NASDAQ national market are stated at the last reported sales price on the day of valuation. Other securities for which no sale was reported on that date are stated at the last quoted bid price.

Security transaction and investments income - Investment transactions are accounted for on the trade date. Gain or loss on sales of securities and options is determined on the basis of identified cost. Dividend income and distributions to shareholders are recognized on the ex-dividend date, and interest income is recognized on the accrual basis.

Federal income taxes - The Company does not qualify for the preferred tax treatment of dividends paid to stockholders afforded by Subchapter M of the Internal Revenue Code to most regulated investment companies. No provision for income taxes is required for this year as there was a net loss for tax purposes.











					"SEE   ACCOUNTANT'S  REPORT"





				MONOGENESIS  CORPORATION

			    NOTES TO FINANCIAL STATEMENTS

				   DECEMBER 31, 1998



(2) INVESTMENT  TRANSACTIONS

Purchases and sales of portfolio securities during the year were $33,623 and $81,403, respectively. Net loss on investments for the year ended December 31, 1998, was $(413,962.49). That amount represents the net decreases in value of the investments held during the period and actual gains realized on sales of investments. All investment decisions are made by the Company's President. Purchases, when they occur, are made from funds generated through additional contributions to Paid-In Capital.

(3) DIVIDENDS

The Company paid no dividends during the year. The Company only distributes property dividends of stock that it acquires in ensuing public companies. Such acquisitions of stock are made from Paid-In Capital; therefore, ensuing stock dividends are charged to Paid-In Capital.

(4) OFFICER / DIRECTOR  COMPENSATION

The Company paid officer salaries of $25,826 during the year. $500 in director fees were paid to one director.

(5) CAPITAL  SHARE  TRANSACTIONS

As of December 31, 1998, there were 3,000 shares of $.01 par value stock authorized, 2,032 shares issued and outstanding, and Paid-In
Capital aggregated $151,886.11
















				"SEE   ACCOUNTANT'S  REPORT"